

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Mr. M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South, Suite 900
Nashville, Tennessee 37201

Re: **Pinnacle Financial Partners, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2011
File No. 000-31225

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Small Business Jobs and Credit Act of 2010, page 13

1.   Please tell us, and please revise to disclose in future filings, the amount that you plan to apply for under the SBLF program. Revise future management discussion sections to address management's view of how the revised capital structure and lending requirements might affect and have affected your business in those periods.

Item 1A. Risk Factors, page 18

2.   In future filings, revise the preamble to state that you have included all significant risks.

Critical Accounting Estimates - Impairment of Intangible Assets, page 23

3.   We note your disclosure regarding your goodwill impairment evaluations and that at September 30, 2010, your stock price was trading below your book value per common share. If you failed the first step of the impairment test, please revise future filings to disclose that fact. If you did not fail the first step please revise future filings to disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

4.   Revise future filings to disclose the following regarding your impairment tests:

   a. A description of the methods and key assumptions used and how the key assumptions were determined;

   b. A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

   c. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

5.   If you failed the first step of the impairment test, please provide us with a detailed summary of your second step goodwill impairment test. Specifically identify and discuss any previously unrecognized intangible assets identified and provide an analysis of the fair value of your loans and any other class of assets or liabilities with a fair value significantly different than its carrying value in the test.

Management's Discussion and Analysis, page 28

6.   It appears that a significant portion of your overall loss for the year can be directly tied to your increase in "other real estate expenses." Please advise the staff, with a view towards revised disclosure in upcoming filings, regarding management's expectation as to

whether the trend of these expenses are likely to continue to rise in upcoming periods and the impact of the decision to dispose of non-performing assets and OREO quickly upon your ability to move back to positive net-income levels.

7.   Please tell us if management expects expenses on foreclosed properties to increase, including any actual increase in expenses, as a result of errors or omissions in the manner that the loans are documented or the manner in which notes or deeds were recorded.

Note 1. Summary of Significant Accounting Policies - Loans, page 66

8.   Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

9.   Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page 67

10.   For commercial, commercial real estate loans and small business lending, you disclose that your historical loss experience is based on a migration analysis of all loans that were charged-off during prior years. Please revise future filings to specify how many years of charge-offs you use in your migration analysis. Identify any changes to these look-back periods that were implemented during the periods presented on your Statements of Operations.

11.   You disclose that you increase or decrease the allowance for each of the five loan segments based on an analysis of environmental factors and that this analysis also results in an unallocated component. Please revise future filings to present additional granularity regarding the amount of the allowance allocated to each segment that is the result of the environment analysis and discuss any trends or changes from prior periods related to this analysis.

Note 6. Loans and Allowance for Loan Losses, page 75

12.   Please revise future filings to disclose the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented.

13.   Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

Mr. M. Terry Turner
Pinnacle Financial Partners, Inc.
April 7, 2011
Page 4

14. On page 77, you disclose the average balance of impaired loans was $108,426,000 for 2010. Please tell us why this amount is different than the average recorded investment in impaired loans of $93,687,000 disclosed on page 78 and clarify future filings accordingly. We note that ASC 310-10-50-15(a)(3) requires the averaged recorded investment to be disclosed.

15. Please revise future filings to explicitly disclose the date or range of dates for which your risk rankings were updated. Refer to ASC 310-10-50-29(c).

16. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

17. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 19. Fair Value of Financial Instruments

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 96

18. Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to ASC 820-10-50-5a and 820-10-55-64.

Definitive Proxy Statement on Schedule 14A

Proposal #1: Election of Directors

Director Compensation, page 24

19. Please tell us where you have filed the business protection agreements referenced on page 25.

Executive Compensation

Compensation Discussion and Analysis, page 30

20. In future filings, please provide the disclosure required by Item 402(b)(1)(vii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Transactions, page 59

21.   In future filings, please confirm that by "unrelated parties" in the representations included
        in the first paragraph, you mean "others not related to" Pinnacle. Please refer to
        Instruction 4(c) (ii) of Regulation S-K. Confirm that you will provide the correct
        representation in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-
3494 if you have questions regarding comments on the financial statements and related matters.
Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

                                                        Sincerely,

                                                        Christian Windsor
                                                        Senior Attorney